Exhibit 99.1

JA Solar Announces First Quarter 2014 Results

SHANGHAI, May 8, 2014 — JA Solar Holdings Co., Ltd. (Nasdaq:JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced its unaudited financial results for its first quarter ended March 31, 2014.

First Quarter 2014 Highlights

•                  Shipments were 638.1 megawatts (“MW”), consisting of 388.0 MW of modules and 250.1 MW of cells and cell tolling, above the high end of the Company’s previous guidance of 610 MW

•                  Net revenue was RMB 2.3 billion ($366.0 million), an increase of 5.2% from the fourth quarter of 2013 and an increase of 35.7% from the first quarter of 2013

•                  Gross margin was 16.7%, compared with 15.5% in the fourth quarter of 2013 and 6.0% in the first quarter of 2013

•                  Operating profit was RMB 160.9 million ($25.9 million), an increase of 173.2% from an operating profit of RMB 58.9 million ($9.5 million) in the fourth quarter of 2013, and compared with an operating loss of RMB 85.2 million ($13.7 million) in the first quarter of 2013

•                  Net income was RMB 85.0 million ($13.7 million), compared with a net income of RMB 139.5 million ($22.4 million) in the fourth quarter of 2013. Earnings per diluted ADS were RMB 1.41 ($0.23), compared with a profit per diluted ADS of RMB 1.92 ($0.31) in the fourth quarter of 2013

•                  Cash and cash equivalents at the end of the quarter were RMB 1.9 billion ($313.4 million), compared with RMB 2.1 billion ($341.0 million) at the end of the fourth quarter of 2013

•                  Operating cash flow was positive RMB 198.2 million ($31.9 million), compared with positive RMB 366.1 million ($58.9 million) in the fourth quarter of 2013

•                  Non-GAAP net earnings1 attributable to the Company’s ordinary shareholders were RMB 116.2 million ($18.7 million), compared to a non-GAAP net earnings attributable to the Company’s ordinary shareholders of RMB 55.1 million ($8.9 million) in the fourth quarter of 2013

•                  Non-GAAP earnings per diluted ADS in the first quarter of 2014 were RMB 1.99 ($0.32), compared to Non-GAAP gain per diluted ADS of RMB 0.94 ($0.15) in the fourth quarter of 2013

Mr. Baofang Jin, chairman and CEO of JA Solar, commented, “I am proud to report the second consecutive profitable quarter for JA Solar since exiting the industry downturn. We exceeded our shipment guidance while improving revenue, gross margin and operating profit both sequentially and year-over-year. This performance was especially notable in a seasonally slow quarter for the industry. The solid results this quarter demonstrate the resiliency of our business model and our ability to quickly adapt to the most attractive product and geographic mix. “

1 JA Solar adjusts net income attributable to the Company’s ordinary shareholders to exclude (1) changes in fair value of certain warrants granted to certain investors in a registered direct offering (the “Offering”) closed on August 16, 2013, (2) fair value of such warrants exceeding net proceeds from the Offering, and (3) changes in fair value of embedded derivatives underlying the convertible notes issued in May 2008. Consistent with this approach, the Company believes that disclosing non-GAAP net loss per share provides useful supplemental data that, while not a substitute for GAAP net loss per share, allows for greater transparency in the review of the Company’s financial and operational performance.

Mr. Jin continued, “We continue to improve our margins by richening our mix of business while delivering further cost reductions. Module volume increased to over 60% of total shipments during the quarter, and our penetration of downstream project opportunities remained on track. Our performance in key geographies was a highlight of the quarter. Shipments to Japan increased sequentially, while demand in Europe remained healthy as our high-power products became increasingly competitive in the market. While shipments to China were impacted by seasonality this quarter, we expect a strong second half when many SOE-owned utility projects begin construction.”

“We remain optimistic for the balance of 2014, both for the sustainability of the industry recovery, and for our ability to solidify a leadership position within the industry. We see opportunities to grow in emerging markets such as Latin America and the Middle East, in expanding our downstream project pipelines, and in taking market share in our home market here in China. Therefore, we are confident that we can achieve our previously announced 2014 shipment objective of 2.7 to 2.9 GW.”

First Quarter 2014 Financial Results

Total shipments in the first quarter of 2014 were 638.1 MW, exceeding the high end of the Company’s previously provided guidance of 610 MW, representing a 4.1% decrease from the 665.5 MW shipped in the fourth quarter of 2013 and a 44.1% increase from 442.7 MW in the first quarter of 2013. In addition, in the first quarter of 2014, solar module shipment used in the Company’s solution business was 23.7 MW.

Shipment breakdown by product (MW)

	2013Q1	2013Q4	2014Q1	QoQ%	YoY%
Modules and module tolling	251.5	363.3	388.0	6.8%	54.3%
Cells and cell tolling	191.2	302.1	250.1	-17.2%	30.8%
Total	442.7	665.5	638.1	-4.1%	44.1%

Shipment breakdown by region (percentage)

	2013Q1	2013Q4	2014Q1	QoQ(pp)	YoY(pp)
China	39.0%	53.2%	26.0%	-27.2pp	-13.0pp
APAC ex-China	29.3%	31.7%	52.8%	21.1pp	23.5pp
Europe	26.8%	8.5%	14.8%	6.3pp	-12.0pp
Americas	0.6%	5.9%	4.1%	-1.8pp	3.5pp
Others	4.3%	0.7%	2.3%	1.6pp	-2.0pp

Net revenue in the first quarter of 2014 was RMB 2.3 billion ($366.0 million), an increase of 5.2% from RMB 2.2 billion ($348.0 million) in the fourth quarter of 2013, and an increase of 35.7% from RMB 1.7 billion ($269.8 million) in the first quarter of 2013.

Gross profit in the first quarter of 2014 was RMB 380.6 million ($61.2 million), compared with a gross profit of RMB 335.0 million ($53.9 million) in the fourth quarter of 2013 and a gross profit of RMB 99.9 million ($16.1 million) in the first quarter of 2013. Gross margin was positive 16.7% in the first quarter of 2014, compared with positive 15.5% in the fourth quarter of 2013 and positive 6.0% in the first quarter of 2013.

Total operating expenses were RMB 219.7 million ($35.3 million), compared with RMB 276.1 million ($44.4 million) in the fourth quarter of 2013 and RMB 185.2 million ($29.8 million) in the first quarter of 2013. The sequential decrease in operating expense was primarily due to an accounts receivable provision of RMB 33.2 million ($5.3 million) in the fourth quarter of 2013.

Operating profit in the first quarter of 2014 was RMB 160.9 million ($25.9 million), compared with an operating profit of RMB 58.9 million ($9.5 million) in the fourth quarter of 2013 and an operating loss of RMB 85.2 million ($13.7 million) in the first quarter of 2013. Operating margin was positive 7.1% in the first quarter of 2014, compared with a positive operating margin of 2.7% in the fourth quarter of 2013 and a negative operating margin of 5.1% in the first quarter of 2013.

Change in fair value of warrant derivatives in the first quarter of 2014 was negative RMB 33.6 million ($5.4 million), compared with positive RMB 87.3 million ($14.0 million) in the fourth quarter of 2013 and nil in the first quarter of 2013. The change in fair value of warrants was a combined result of change in share price, volatility, expected term to maturity, risk-free rate and credit spread.  Fair value loss in the first quarter of 2014 was mainly due to an increase in the Company’s share price as of March 31, 2014 from that on December 31, 2013.

Other income in the first quarter of 2014 was RMB 29.1 million ($4.7 million), compared with other income of RMB 4.1 million ($0.7 million) in the fourth quarter of 2013 and other loss of RMB 17.5 million ($2.8 million) in the first quarter of 2013.

Tax expense in the first quarter of 2014 was RMB 14.7 million ($2.4 million), compared with tax benefit of RMB 40.0 million ($6.4 million) in the fourth quarter of 2013 and a tax expense of RMB 5.5 million ($0.9 million) in the first quarter of 2013.

Earnings per diluted ADS in the first quarter of 2014 was RMB 1.41 ($0.23), compared with earnings per diluted ADS of RMB 1.92 ($0.31) in the fourth quarter of 2013 and loss per diluted ADS of RMB 5.29 ($0.85) in the first quarter of 2013.

In the first quarter of 2014, the Company had a positive operating cash flow of RMB 198.2 million ($31.9 million).

Liquidity

As of March 31, 2014, the Company had cash and cash equivalents of RMB 1.9 billion ($313.4 million) and total working capital of RMB 1.4 billion ($225.6 million). Total short-term borrowings were RMB 1.1 billion ($182.4 million). Total long-term borrowings were RMB 2.3 billion ($366.7 million), of which RMB 736.8 million ($118.5 million) were due in one year.

Business Outlook

For the second quarter of 2014, the Company expects total cell and module shipments to be between 670 MW and 700 MW. For the full year 2014, the Company the Company reiterates its full year cell and module shipments guidance of between 2.7 GW and 2.9 GW, which includes 200 MW of module shipments to the Company’s downstream projects.

Investor Conference Call / Webcast Details

The Company further discuss its results on a conference call to be held on Thursday, May 8, 2014, at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time). Dial-in details for the live conference call are as follows:

International: +65-6723-9381

U.S.: +1-845-675-0437

Hong Kong: +852-2475-0994

Passcode: JA Solar

A live webcast of the conference call will be available on the Company’s website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call. The dial-in details for the replay are as follows:

International:  + 61-2-8199-0299

United States:  +1-855-452-5696

Passcode: 40722623

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2014, which was RMB 6.2164 to $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2014, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 2.1 GW of solar power products in 2013. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (U.S.): +1 (310) 954-1123

Phone (China): +86 (138) 1079-1408

Email: gary.dvorchak@icrinc.com

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income

(Unaudited)

	For three months ended
	Mar. 31, 2013	Dec. 31, 2013	Mar. 31, 2014	Mar. 31, 2014
	RMB’000	RMB’000	RMB’000	USD’000

Net revenues	1,677,074	2,163,044	2,275,510	366,049
Cost of sales	(1,577,129)	(1,828,087)	(1,894,952)	(304,831)
Gross profit	99,945	334,957	380,558	61,218
Selling, general and administrative expenses	(163,811)	(245,496)	(191,564)	(30,816)
Research and development expenses	(21,366)	(30,587)	(28,129)	(4,525)
Total operating expenses	(185,177)	(276,083)	(219,693)	(35,341)
(Loss)/income from operations	(85,232)	58,874	160,865	25,877
Interest expense	(98,310)	(50,694)	(56,767)	(9,132)
Change in fair value of warrant derivatives	—	87,259	(33,555)	(5,398)
Other income, net	(17,540)	4,073	29,124	4,685
(Loss)/income before income taxes	(201,082)	99,512	99,667	16,032
Income tax (expenses)/benefit	(5,466)	39,997	(14,656)	(2,358)
Net (loss)/income	(206,548)	139,509	85,011	13,674
Less: (loss)/income attributable to noncontrolling interest	(2,213)	(2,875)	2,377	382
Net (loss)/income attributable to JA Solar Holdings	(204,335)	142,384	82,634	13,292

Net (loss)/income per share attributable to ordinary shareholders::
Basic (Note)	(1.06)	0.49	0.28	0.05
Diluted	(1.06)	0.38	0.28	0.05

Weighted average number of shares outstanding:
Basic	193,300,847	216,365,357	228,738,374	228,738,374
Diluted	193,300,847	218,404,795	228,738,374	228,738,374

Comprehensive (loss)/income
Net (loss)/income	(206,548)	139,509	85,011	13,674
Foreign currency translation adjustments, net of tax	1,403	1,849	(5,857)	(942)
Other comprehensive income/(loss)	1,403	1,849	(5,857)	(942)
Comprehensive (loss)/income	(205,145)	141,358	79,154	12,732
(Loss)/income attributable to noncontrolling interest	(2,213)	(2,875)	2,377	382
Comprehensive (loss)/income attributable to JA Solar Holdings	(202,932)	144,233	76,777	12,350

NON-GAAP RECONCILIATION

GAAP net (loss)/income attributable to JA Solar Holdings	(204,335)	142,384	82,634	13,292
Change in fair value of warrant derivatives	0	(87,259)	33,555	5,398
Non-GAAP net (loss)/income attributable to JA Solar Holdings	(204,335)	55,125	116,189	18,690

Non-GAAP net (loss)/income per share attributable to ordinary shareholders:
Basic	(1.06)	0.19	0.40	0.06
Diluted	(1.06)	0.19	0.40	0.06

Non-GAAP weighted average number of shares outstanding:
Basic	193,300,847	216,365,357	228,738,374	228,738,374
Diluted	193,300,847	218,404,795	228,738,374	228,738,374

Note:  JA Solar excludes net income attributable to the participating warrant holder of RMB 18.0 million (US$2.9 million) from the numerator of basic EPS in the first quarter 2014.

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	Dec. 31,	Mar. 31,
	2013	2014	2014
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash and cash equivalents	2,119,740	1,948,052	313,373
Restricted cash	588,413	679,693	109,339
Accounts receivable	1,044,111	1,169,388	188,113
Inventories	1,347,094	1,510,368	242,965
Advances to suppliers	401,472	378,802	60,936
Project asset	—	138,566	22,290
Other current assets	851,203	733,139	117,936
Total current assets	6,352,033	6,558,008	1,054,952
Property and equipment, net	4,158,108	4,212,682	677,672
Project asset	47,746	—	—
Advances to suppliers	753,913	752,117	120,989
Long-term investment	48,802	48,809	7,852
Other long term assets	521,092	505,642	81,340
Total assets	11,881,694	12,077,258	1,942,805
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	1,042,432	1,134,105	182,438
Accounts payable	1,882,631	2,180,362	350,743
Advances from customers	202,723	88,875	14,297
Current portion of long term borrowings	936,163	736,825	118,529
Derivative liabilities-warrants	31,106	217,715	35,023
Accrued and other liabilities	945,829	797,700	128,322
Total current liabilities	5,040,884	5,155,582	829,352
Long-term borrowings	1,554,000	1,543,000	248,214
Derivative liabilities-warrants	154,259	—	—
Other long term liabilities	428,472	445,478	71,662
Total liabilities	7,177,615	7,144,060	1,149,228
Total JA Solar Holdings shareholders’ equity	4,620,262	4,847,003	779,711
Noncontrolling interest	83,817	86,195	13,866
Total shareholders’ equity	4,704,079	4,933,198	793,577
Total liabilities and shareholders’ equity	11,881,694	12,077,258	1,942,805